                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED ON STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                                Amendment No. 11


                       Tangram Enterprise Solutions, Inc.
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   875924 10 2
                                 (CUSIP Number)


                             Karen M. Keating, Esq.
                           Safeguard Scientifics, Inc.
                       435 Devon Park Drive, Building 800
                                 Wayne, PA 19087
                                 (610) 975-4984
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 20, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 875924 10 2                                               Page 2 of 10

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SAFEGUARD SCIENTIFICS, INC.                     23-1609753
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [X]
                                                                 (b)   [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             PENNSYLVANIA
--------------------------------------------------------------------------------
       NUMBER OF            7 SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      -0-
       OWNED BY            -----------------------------------------------------
    EACH REPORTING
      PERSON WITH           8 SHARED VOTING POWER

                                       -0-
                            ----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                                       -0-
                             ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                           [X] **
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
--------------------------------------------------------------------------------
 14E   TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------
      ** Excludes an aggregate of 12,833 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 875924 10 2                                               Page 3 of 10


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SAFEGUARD DELAWARE, INC.                        52-2081181
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)   [X]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------

       NUMBER OF            7 SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      -0-
       OWNED BY             ----------------------------------------------------
    EACH REPORTING          8 SHARED VOTING POWER
      PERSON WITH
                                       -0-
                             ---------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                                       -0-
                             ---------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                       -0-

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                          [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
--------------------------------------------------------------------------------
 14E   TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

CUSIP No. 875924 10 2                                               Page 4 of 10


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SAFEGUARD SCIENTIFICS (DELAWARE), INC.                51-0291171
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [X]
                                                                   (b)   [ ]
--------------------------------------------------------------------------------
  3    SEC USE ONLY
--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
       NUMBER OF            7 SOLE VOTING POWER
        SHARES
     BENEFICIALLY                      -0-
       OWNED BY             ----------------------------------------------------
    EACH REPORTING          8 SHARED VOTING POWER
      PERSON WITH
                                       -0-
                            ----------------------------------------------------
                            9 SOLE DISPOSITIVE POWER

                                       -0-
                            ----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                       -0-
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%
--------------------------------------------------------------------------------
 14E   TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

CUSIP No. 875924 10 2                                               Page 5 of 10

ITEM 1.     SECURITY AND ISSUER.

      This Amendment No. 11 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the common stock, par value $.01 per share (the "Common Stock") of Tangram Enterprise Solutions, Inc. (the "Company"). This Statement on Schedule 13D relates to the closing of the Agreement and Plan of Reorganization by and among Opsware Inc., TES Acquisition Corp. and the Company. The executive office of the Company is located at 11000 Regency Parkway, Suite 401, Cary, North Carolina 27511-8504.

ITEM 2.     IDENTITY AND BACKGROUND.

NO CHANGE EXCEPT AS FOLLOWS:

      (a) - (c) This Schedule 13D is being filed by: Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSDI") (collectively, the "Safeguard Reporting Persons"). Safeguard is a leader in developing companies primarily in the information technology and healthcare life sciences areas. SDI and SSDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Safeguard Reporting Person and set forth in Schedules II, III and IV annexed hereto is the information required by Item 2 of
Schedule 13D about the identity and background of each Safeguard Reporting Person's directors, executive officers and controlling persons, if any. The Safeguard Reporting Persons are sometimes referred to herein, collectively, as the "Reporting Persons," and, individually, as a "Reporting Person."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable

ITEM 4.     PURPOSE OF TRANSACTION.

      In accordance with the Agreement and Plan of Reorganization dated December 4, 2003 (the "Merger Agreement"), on February 20, 2004, TES Acquisition Corp., a wholly owned subsidiary of Opsware, Inc., was merged with and into Company (the "Merger"), with the Company continuing as the surviving corporation as a wholly owned subsidiary of Opsware, Inc. As a result of the Merger, (i) Safeguard Delaware, Inc. will receive approximately 533,756 shares of Opsware, Inc. common stock in payment of an outstanding note in the principal amount of $650,000 plus accrued interest of $4,513.89, and in exchange for 3,000 shares of Series F Preferred Stock of the Company, and (ii) Safeguard Scientifics (Delaware), Inc. will receive approximately 247,483 shares of Opsware, Inc. common stock in exchange for 10,816,604 shares of Company common stock.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Replace the disclosure previously contained in Item 5 with the following:

      The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

      No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein. As a result of the Merger, as of February 20, 2004, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 875924 10 2                                               Page 6 of 10

                                              Beneficial Ownership
                                       Number of              Percentage
                                         Shares                of Total

Safeguard Scientifics, Inc.                  0                   0.0%
Safeguard Delaware, Inc.                     0                   0.0%
Safeguard Scientifics                        0                   0.0%
(Delaware), Inc.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      None

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      None

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  February 24, 2004            Safeguard Scientifics, Inc.


                                    By:   CHRISTOPHER J. DAVIS
                                         ---------------------------
                                          Christopher J. Davis
                                          Managing Director and Chief Financial
                                    Officer

                                    Safeguard Delaware, Inc.
Date:  February 24, 2004

                                    By:   CHRISTOPHER J. DAVIS
                                         ---------------------------
                                          Christopher J. Davis
                                          Vice President and Treasurer

Date:  February 24, 2004            Safeguard Scientifics (Delaware), Inc.


                                    By:   CHRISTOPHER J. DAVIS
                                         ---------------------------
                                          Christopher J. Davis
                                          Vice President and Treasurer

CUSIP No. 875924 10 2                                               Page 7 of 10




                                   SCHEDULE I

1.    Safeguard Scientifics, Inc.

      Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware) Inc., a Delaware corporation ("SSDI"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in developing companies primarily in the information technology and healthcare life sciences areas. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

2.    Safeguard Delaware, Inc.

      SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this
      Schedule 13D.

3.    Safeguard Scientifics (Delaware), Inc.

      SSDI is a wholly owned subsidiary of Safeguard. SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSDI as of the date of filing this
      Schedule 13D.

CUSIP No. 875924 10 2                                               Page 8 of 10



                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.



         Name           Present Principal Employment              Business Address
         ----           ----------------------------              ----------------


EXECUTIVE OFFICERS*

Anthony L. Craig       President, Chief Executive           Safeguard Scientifics,Inc.
                       Officer and Director                 800 The Safeguard Building
                                                            435 Devon Park Drive
                                                            Wayne, PA 19087

Michael F. Cola        Managing Director, Corporate         Safeguard Scientifics,Inc.
                       Operations                           800 The Safeguard Building
                                                            435 Devon Park Drive
                                                            Wayne, PA 19087

Christopher J. Davis   Managing Director and Chief          Safeguard Scientifics,Inc.
                       Financial Officer                    800 The Safeguard Building
                                                            435 Devon Park Drive
                                                            Wayne, PA 19087

Anthony A. Ibarguen    Managing Director, Business &        Safeguard Scientifics,Inc.
                       IT Services                          800 The Safeguard Building
                                                            435 Devon Park Drive
                                                            Wayne, PA 19087
DIRECTORS*

Robert E. Keith, Jr.   Managing Director, TL Ventures       TL Ventures
                                                            435 Devon Park Drive, Bldg.
                                                            700
                                                            Wayne, PA 19087

Anthony L. Craig       Same as above                        Same as above

Julie A. Dobson        Consultant                           12617 Greenbriar Road
                                                            Potomac, MD 20854

Andrew E. Lietz        Managing Director, Rye               P. O. Box 738
                       Capital Management                   Rye, NH 03870

George MacKenzie       Consultant                           360 High Ridge Road
                                                            Chadds Ford, PA  19317

Jack L. Messman        Chairman and CEO, Novell, Inc.       Novell, Inc.
                                                            404 Wyman Street, Suite 500
                                                            Waltham, MA 02451

Russell E. Palmer      Chairman and CEO, The Palmer         The Palmer Group
                       Group                                3600 Market Street, Suite
                                                            530
                                                            Philadelphia, PA 19104

John W. Poduska Sr.    Consultant                           295 Meadowbrook Rd.
                                                            Weston, MA 02493-2450

Robert Ripp            Chairman, Lightpath                  21 Old Logging Road
                       Technologies, Inc.                   Bedford, NY 10506

John J. Roberts        Consultant                           1007 Canterbury Lane
                                                            Villanova, PA 19085

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 875924 10 2                                               Page 9 of 10

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.


         Name          Present Principal Employment     Business Address
         ----          ----------------------------     ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig      President, Safeguard           Safeguard Scientifics, Inc.
                      Delaware, Inc.; President and  800 The Safeguard Building
                      CEO, Safeguard Scientifics,    435 Devon Park Drive
                      Inc.                           Wayne, PA 19087

Christopher J. Davis  Vice President & Treasurer,    Safeguard Scientifics,Inc.
                      Safeguard Delaware, Inc.;      800 The Safeguard Building
                      Managing Director and CFO,     435 Devon Park Drive
                      Safeguard Scientifics, Inc.    Wayne, PA 19087

DIRECTORS*

Deirdre Blackburn     Manager, Legal Systems &       Safeguard Scientifics, Inc.
                      Corporate Secretary,           800 The Safeguard Building
                      Safeguard Scientifics, Inc.    435 Devon Park Drive
                                                     Wayne, PA 19087

Steve Grenfell        Director, Safeguard            Safeguard Scientifics, Inc.
                      Scientifics, Inc.              800 The Safeguard Building
                                                     435 Devon Park Drive
                                                     Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 875924 10 2                                              Page 10 of 10

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.


         Name           Present Principal Employment               Business Address
         ----           ----------------------------               ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig       President, Safeguard                  Safeguard Scientifics, Inc.
                       Delaware, Inc.; President and         800 The Safeguard Building
                       CEO, Safeguard Scientifics,           435 Devon Park Drive
                       Inc.                                  Wayne, PA 19087

Christopher J. Davis   Vice President & Treasurer,           Safeguard Scientifics,Inc.
                       Safeguard Delaware, Inc.;             800 The Safeguard Building
                       Managing Director and CFO,            435 Devon Park Drive
                       Safeguard Scientifics, Inc.           Wayne, PA 19087
DIRECTORS*

Deirdre Blackburn      Manager, Legal Systems &              Safeguard Scientifics, Inc.
                       Corporate Secretary,                  800 The Safeguard Building
                       Safeguard Scientifics, Inc.           435 Devon Park Drive
                                                             Wayne, PA 19087

Steve Grenfell         Director, Safeguard                   Safeguard Scientifics, Inc.
                       Scientifics, Inc.                     800 The Safeguard Building
                                                             435 Devon Park Drive
                                                             Wayne, PA 19087


*  All Executive Officers and Directors are U.S. Citizens.